

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via E-mail
David L. Brown, CEO
Web.com Group, Inc.
12808 Gran Bay Parkway West
Jacksonville, FL 32258

>   **Re: Web.com Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed March 13, 2012**
>   **File No. 333-179553**

Dear Mr. Brown:

   We have reviewed your amended registration statement and have the following comment.

General

1.   We note that in Item 1 of your Form 10-K filed on March 13, 2012, you state that the consideration for the acquisition of Network Solutions consisted of $405.1 million in cash and the issuance of 18 million shares of Web.com common stock at a market price of $9.16 per share, resulting in a total purchase price of $570 million. We note similar disclosure in other periodic reports that you have filed discussing the Network Solutions' acquisition, including the 10-Q filed on November 8, 2011 and the Form 8-K filed on October 28, 2011. Section 2.02 of the Purchase Agreement, however, indicates that in addition to the cash paid and common stock issued, you also agreed to assume Network Solutions' outstanding debt, which appears to have been in excess of $200 million. The actual price that you paid for Network Solutions, therefore, was more than $770 million. Please expand your registration statement to include a discussion of the total consideration paid in connection with the acquisition of Network Solutions. Also, tell us whether you plan to amend your historical filings to accurately disclose the actual purchase price in your periodic filings.

If you have any questions regarding this comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Nancy Wojtas, Esq.
        Cooley LLP